2002

The leading financial services provider in Central Europe

Quarterly Report



1/2002

ERSTE BANK

Key figures

	1997[1,2]	1998[1,2]	1999[2]	2000[2]	2001[2]	Q1/2002
Earnings per share (in EUR)	2.91[3]	3.02	3.74	4.21	4.47	1.31
Interest margin	1.52%	1.38%	1.34%	1.50%	1.78%	2.02%
The interest margin in Q1/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 1.75%.						
Cost-income ratio	73.5%	71.8%	70.1%	67.9%	67.1%	64.2%
The cost-income ratio in Q1/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 65.9%.						
Return on equity (ROE)	9.7%	10.5%	12.1%	12.3%	12.4%	15.7%
The return on equity in Q1/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 12.6%.						

[1] 1997: Accounting standards in accordance with Austrian Commercial Code; from 1998: IAS

[2] Full year figures as of 31 December

[3] Earnings per share for 1997 adjusted for extraordinary risk provisions

Ratings as of 30 April 2002

FITCH	
Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength	C+
Standard & Poor's	
Short-term	A-2

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

Highlights

- Consolidated total assets rose by 36.8% to EUR 117.7 billion (Core Erste Bank Group: +2.9% to EUR 88.5 billion)
- Net interest income grew by 87.1% to EUR 584.8 million (Core Group: +22.9% to EUR 384.3 million)
- Net commission income increased by 79.1% to EUR 244.0 million (Core Group: +24.7% to EUR 169.9 million)
- The operating result increased by 121.5% to EUR 317.8 million (Core Group: +42.2% to EUR 204.0 million)
- Pre-tax profit up by 87.3% to EUR 172.9 million (Core Group: +31.1% to EUR 121.0 million)
- Group net profit increased by 21.6% to EUR 65.9 million (Core Group: +11.6% to EUR 60.5 million)
- The return on equity (ROE) rose to 15.7% (Core Group: 12.6%), versus 12.4% for the full year 2001
- The tier 1 ratio rose slightly to 6.5%

In the first quarter of this year, Erste Bank once again demonstrated its financial strength. In particular, the contribution from Central Europe shows that our strategy of expanding into Austria's neighbouring markets is a sound one. Our close co-operation with Austrian savings banks also provides us with a solid foundation from which to further enhance our competitive strengths. This strategy enabled Erste Bank to achieve good results in Austria in our main areas of activity. It was especially impressive that the two most important sources of earnings for a retail bank, namely commission and interest income, both attained double-digit growth rates.

The good results were true for both the Core Erste Bank Group and for the full Consolidated Group, which includes 54 savings banks participating in the Haftungsverbund (cross-guarantee system) that came into effect on 1 January 2002. According to IAS rules, the Erste Bank Group must include all participating savings banks in its results[1].

[1] All financial information takes account of the impact of the Haftungsverbund (cross-guarantee system), unless stated otherwise. Information provided net of savings banks in the cross-guarantee system (i.e. information that includes only Erste Bank and its equity interests in other entities) is termed "Core Group".

Acquisition of a majority stake in Riječka banka d.d.

Erste Bank and Steiermärkische Sparkasse have jointly owned a subsidiary bank in Croatia since as long ago as October 1997: Erste & Steiermärkische Banka d.d. Building on the success of this highly profitable institution, Erste Bank signed a purchase agreement on 29 April 2002 with Croatia's privatisation agency, DAB, to acquire an 85.02% interest in Riječka banka d.d.

With total assets of EUR 1.4 billion (at the end of 2001) and a market share of about 8%, Riječka banka is one of the five largest banks in Croatia. It employs a staff of about 1,000 and operates 74 branches, located mainly on the northern coast of Croatia and in the Rijeka area, a region which in the years ahead is expected to grow more rapidly than the rest of the country.

The agreed purchase price for Riječka banka is a maximum of EUR 55 million. Erste Bank has the right to perform due diligence within 30 working days after the signing of the contract. The outcome of this examination may affect the purchase price. Additionally, Erste Bank has agreed to carry out a capital increase of EUR 80 million at Riječka banka and to contribute EUR 20 million of subordinated capital in order to strengthen the bank's capital base.

Through its two subsidiaries, Riječka banka and Erste & Steiermärkische Banka, Erste Bank serves a total of more than 600,000 customers in Croatia at 107 branches and commands a market share of over 10%. Erste Bank thus moves up into the league of Croatia's top banks and takes an important stride towards the strategic goal of winning a market share of about 20% in all countries of its extended home market.

Cross-guarantee system (Haftungsverbund) – a high point in the collaboration between savings banks

As early as the report on the third quarter of 2001, Erste Bank was able to point to one of the greatest accomplishments yet in its collaboration with the Austrian savings banks. In an extension of the close partnership that has developed ever since 1997, the so-called "cross-guarantee system" was established on 26 September 2001, with Erste Bank as the lead institution and 54 member savings banks thus far. By securing this new level of mutual support, Erste Bank and the savings banks pursue two basic aims:

- Protection of customer deposits
- Strengthening of member institutions

Thus, customer deposits taken by Erste Bank and the savings banks are now protected not only up to the full level legally required of credit institutions, but Erste Bank and the savings banks mutually guarantee deposits beyond this threshold, working through a joint subsidiary called s Haftungs- und Kundenabsicherungs GmbH. This creates a maximum degree of security for customers and one that in this form is unparalleled in Austria.

The system involves a uniform risk policy, co-ordinated liquidity management, common standards of controlling and an early-warning system. These precautions are designed to prevent financial difficulties at member institutions. In addition, extensive support measures are provided for in the event of need.

These mechanisms strengthen the individual member savings banks and safeguard their independence.

An immediate effect of the cross-guarantee system is already visible to readers of this quarterly report: From 1 January 2002, in accordance with International Accounting Standards (IAS), the savings banks that have joined the cross-guarantee system are consolidated in Erste Bank's Group accounts. In order to ensure that the current quarterly financial statements of Erste Bank can be compared to those for earlier reporting periods, the corresponding figures for Erste Bank excluding the consolidated savings banks (Core Group) are thus shown next to the figures for the first quarter of 2002.

Creating Value – employees acquire equity in Erste Bank

The dynamic and successful growth and improvement of Erste Bank in the past several years were possible only with the personal commitment of all employees and managers, especially their willingness to face ever-new, ever-growing challenges. This dedication has enabled Erste Bank to achieve its goal of becoming the leading provider of financial services in Central Europe as measured by its customer base of more than 10 million.

The management has thus decided to give the staff of the Erste Bank Group the opportunity to benefit financially from the rising market value of the Erste Bank share. In April 2002, following the example set in connection with Erste Bank's public offerings in 1997 and 2000, employees were thus again offered the opportunity to buy up to 100 Erste Bank shares at a very attractive price under an employee stock ownership programme known as “Creating Value”.

More than 3,800 employees of the Erste Bank Group took advantage of the offer. This total includes about 900 staff members of the Central European subsidiaries, which is particularly gratifying. This has strengthened the resolve of Erste Bank's management to continue the Creating Value programme in future, with the target of boosting employee ownership in the share capital of Erste Bank to about 5% in the medium term.

Alongside the employee stock ownership programme, a management stock option plan was set up in April that entitles managers and other high-performing staff of the Erste Bank Group to buy stock options and exercise them in increments over a period of several years, thus sharing in Erste Bank's value growth.

Developments at Erste Bank Group in the first quarter of 2002

When interpreting rates of change, it should be noted any comparison with the previous balance sheet date (31 December 2001) is of limited validity, since the savings banks involved in the cross-guarantee system were included in the Erste Bank Group balance sheet effective 1 January 2002 in accordance with IAS accounting principles. The same limitation also applies to comparison of the income statements between first quarter 2001 and first quarter 2002. Where deemed necessary, the rates of change for the Core Group (Erste Bank Group excluding the savings banks involved in the cross-guarantee system and excluding those in which Erste Bank has only a minority shareholding) have been indicated. The figures in the Notes are also presented both for Erste Bank Group and for the Core Group (i. e. excluding the effects of the cross-guarantee system).

Current Austrian banking law stipulates that the consolidation of equity capital of savings banks involved in the cross-guarantee system cannot benefit Erste Bank's total capital or tier 1 capital. Therefore, the qualifying capital and the tier 1 ratio refer to the Core Group only.

It should be noted that the income statement figures for the first quarter of 2002 now also include results for Tiroler Sparkasse, in which Erste Bank acquired a majority holding at the end of 2001.

The entry into effect of the co-operation agreement also means that income from insurance business have to be fully consolidated. In line with standard international practice, the results of insurance activities (i.e. the results of Sparkassen Versicherung AG) are shown under a separate heading in the income statement.

Balance sheet developments

The EUR 31.7 billion increase in the consolidated total assets of the Erste Bank Group in the first quarter 2002, compared with 31 December 2001, was mainly due to implementation of the cross-guarantee system effective 1 January 2002. This 36.8% increase in total assets to EUR 117.7 billion compares with growth at the Core Group level of around 2.9%.

in EUR million	31 March 2002	31 Dec 2001	Change in %	Core Group 31 March 2002
Loans and advances to credit institutions	18,972	18,912	0.3	22,046
Loans and advances to customers	61,581	39,210	57.1	38,785
Risk provisions	(3,055)	(1,875)	62.9	(1,924)
Securities portfolio and other financial investments	30,905	21,093	46.5	22,308
Other assets	9,281	8,693	6.8	7,293
Total assets	**117,684**	**86,033**	**36.8**	**88,508**
Amounts owed to credit institutions	26,541	28,642	(7.3)	28,111
Amounts owed to customers	60,861	37,175	63.7	39,356
Debts evidenced by certificates and subordinated capital	16,589	12,707	30.6	13,960
Equity capital	1,726	1,904	(9.3)	1,965
Other liabilities	11,967	5,605	> 100.0	5,116
Total liabilities	**117,684**	**86,033**	**36.8**	**88,508**

On the asset side, loans and advances to customers increased by 57.1% to EUR 61.6 billion versus 31 December 2001. This increase was solely attributable to the inclusion of the savings banks involved in the cross-guarantee system (the loan portfolio of the Core Group remained more or less unchanged). The same applies to risk provisions (+62.9%), which rose by only 2.6% in the Core Group.

The increase in customer deposits by 63.7% to EUR 60.9 billion was also attributable to the impact of the cross-guarantee system, while within the Core Group the increase of 5.9% was due to a rise in other liabilities (savings deposits remained more or less unchanged).

There was a decline in the amounts owed to credit institutions, solely due to the effects of the cross-guarantee system.

Financing through own issues (debts evidenced by certificates and subordinated capital) grew significantly (by 30.6%; +9.9% within the Core Group).

Implementation of the cross-guarantee system also had a significant impact on equity capital and minority interests within the Erste Bank Group. Compared with 31 December 2001, the Group's equity capital fell on a net basis by approximately EUR 0.18 billion as a result of the elimination of the Erste Bank shares held by the savings banks. The minority interests in Erste Bank's equity capital increased by around EUR 1.69 billion (since Erste Bank holds little or no stake in many of the savings banks in the cross-guarantee system any such equity stakes are therefore attributed to minority interests).

The total own funds of the Erste Bank Group according to the Austrian Banking Act amounted to EUR 4.5 billion as at 31 March 2002, compared with a statutory minimum requirement of approximately EUR 3.3 billion. This equates to a cover ratio of 137%.

Tier 1 capital amounted to around EUR 2.5 billion as at 31 March 2002, the tier 1 ratio was 6.5% and the solvency ratio 11.2% – well above the legal minimum of 8%. A tier 1 ratio calculated on the basis of the cross-guarantee system would, going forward, represent an improvement of 50 to 60 basis points.

Share of largest group companies in balance sheet total as of 31 March 2002


3.5%
42.2%
11.5%
3.5%
3.7%
2.6%
2.5%
2.4%
28.1%

- Erste Bank AG
- Česká spořitelna Group
- Slovenská sporiteľňa
- s Bausparkasse
- Salzburger Sparkasse
- Tiroler Sparkasse Group
- Immorent/EBV
- Savings banks in cross-guarantee system
- Other

Earnings developments

The Erste Bank Group succeeded in maintaining its positive earnings trend in the first quarter of 2002. As already indicated, from 1 January 2002 onwards the figures include the savings banks involved in the cross-guarantee system. While this has a significant impact on certain line items, its impact on group net profit is subject to the level of equity held by Erste Bank in the savings banks.

Even after excluding the savings banks in the cross-guarantee system, however, growth rates remain unusually high because of the changes within the Core Group, notably the first-time consolidation of Tiroler Sparkasse.

in EUR million	Jan–March 2002	Jan–March 2001	Change in %	Core Group Jan–March 2002
Net interest income	584.8	312.6	87.1	384.3
Risk provisions for loans and advances	(89.1)	(48.1)	85.2	(56.7)
Net commission income	244.0	136.2	79.1	169.9
Net trading result	50.9	33.1	53.8	43.7
General administrative expenses	(570.0)	(338.4)	68.4	(393.9)
Income from insurance business	8.1	0.0	–	–
Other operating results	(55.8)	(3.1)	–	(26.3)
Pre-tax profit	172.9	92.3	87.3	121.0
Profit for the period	126.9	71.1	78.5	93.2
Net profit	**65.9**	**54.2**	**21.6**	**60.5**
Cost-income ratio	64.2%	70.2%	–	65.9%

Erste Bank achieved further significant increases in earnings contributions in key areas (also in the Core Group). Net interest income grew by 87.1% to EUR 584.8 million. For the Core Group, the increase of 22.9% was equally attributable to contributions from Central Europe and Austria. These results were assisted by the favourable position built up in asset and liability management in the course of 2001.

Net commission income also rose sharply, by 79.1% to EUR 244.0 million. All areas of business achieved significant growth. Within the Core Group, net commission income was up by almost a quarter (24.7%). In Central Europe and also in Austria, there was a double-digit increase.

As already mentioned, the results for the insurance companies included in the Group results are now shown under a separate line item ("income from insurance business"). This move was made necessary due to the addition of the insurance company Sparkassen Versicherung AG as a result of the cross-guarantee system. Erste Bank and the savings banks together own 70% in Sparkassen Versicherung AG.

The net trading result was also higher (+53.8%, and +32.0% within the Core Group), spurred by significantly stronger earnings from securities transactions, which were unusually low in the first quarter of last year.

General administrative expenses rose substantially (+68.4%) owing to inclusion of the savings banks in the cross-guarantee system. The increase of 16.4% in the Core Group was attributable in equal amounts to the first-time consolidation of Tiroler Sparkasse and planned increases in the cost base, which were mainly due to growth required at the headquarters as a result of the Group's expansion.

Share of largest group companies in pre-tax profit from 1 Jan–31 March 2002


5.6%
16.6%
43.9%
20.4%
6.0%
2.9%
0.3%
7.7%
1.7%
Erste Bank AG
Česká spořitelna Group
Slovenská sporiteľňa
Erste Sparinvest KAG
s Bausparkasse
Salzburger Sparkasse
Immorent/EBV
Savings banks in cross-guarantee system
Other

In the chart above, the contribution from the Tiroler Sparkasse Group (a negative 5.1%) technically results in a total of 105.1%

The 82.0% rise in personnel expenses was likewise attributable to the cross-guarantee system while in the Core Group (+18.0%) it was due to the consolidation of Tiroler Sparkasse and planned cost increases. Administrative expenses also increased by 57.8% (Core Group, 17.3%), while depreciation of fixed assets increased by 46.6% (Core Group, 8.8%).

Since overall operating income (net interest income, net commission income, net trading result and earnings from insurance business) rose by 84.2% (Core Group, 24.1%), but the increase in administrative expenses was lower (68.4%, within the Core Group: 16.4%), the operating result expressed as the balance of these two items was, at around EUR 317.8 million, well above the figure for the same period last year (+121.5%, and 42.2% for the Core Group).

At 64.2% (Core Group, 65.9%), the cost-income ratio improved further (average for full prior-year, 67.1%).

Risk provisions for loans and advances increased by 85.2% due to the cross-guarantee system, while in the Core Group (+17.9%) the increase was because of unfavourable economic conditions both at home and abroad. Risk provisions in the Austrian business increased by over 50%. This was also due to a low figure in the prior year quarter, with the increased need for risk provisions only becoming apparent during the course of 2001. However, compared with the fourth quarter of 2001, risk provisions in Austria were unchanged at EUR 57 million.

The decline in the other operating result from EUR –3.1 million to EUR –55.8 million was primarily due to valuation adjustments on securities assets available for sale resulting mainly from interest rate developments.

Pre-tax profits were approximately EUR 172.9 million, 87.3% higher than the prior-year figure, with the Core Group also achieving significant growth (+31.1%).

Since the tax rate at the level of the cross-guarantee system is around 28%, somewhat higher than for the Core Group (23%), tax on income and earnings increased more sharply than pre-tax profit.

The share of minority interests in the quarterly result was unusually high, owing to the consolidation impact of the cross-guarantee system, as described above.

Group net profit after minority interests increased by 21.6% compared with the same period last year (to EUR 65.9 million), while in the Core Group the growth rate was 11.6%.

Return on equity reached 15.7% in the first quarter of 2002 while in the Core Group it was 12.6%, representing a further improvement over the figure of 12.4% for the full year 2001.

Erste Bank Group Balance Sheet as of 31 March 2002

in EUR million	Notes	31 March 2002[1]	31 Dec 2001	Change in %	Core Group 31 March 2002[1]
Assets					
1. Cash and balances with central banks		2,400	2,573	(6.7)	1,886
2. Loans and advances to credit institutions	(1)	18,972	18,912	0.3	22,046
3. Loans and advances to customers	(2)	61,581	39,210	57.1	38,785
4. Risk provisions for loans and advances	(3)	(3,055)	(1,875)	62.9	(1,924)
5. Trading assets	(4)	3,404	3,451	(1.4)	3,325
6. Investments available for sale	(5)	6,480	2,912	> 100.0	4,057
7. Financial investments	(6)	21,021	14,730	42.7	14,926
8. Intangible fixed assets		1,028	932	10.3	918
9. Tangible fixed assets		1,841	1,318	39.7	1,354
10. Other assets		4,012	3,870	3.7	3,135
Total assets		**117,684**	**86,033**	**36.8**	**88,508**
Liabilities and Equity					
1. Amounts owed to credit institutions	(7)	26,541	28,642	(7.3)	28,111
2. Amounts owed to customers	(8)	60,861	37,175	63.7	39,356
3. Debts evidenced by certificates		12,870	9,751	32.0	10,850
4. Provisions	(9)	5,146	953	> 100.0	964
5. Other liabilities		3,876	3,393	14.2	2,849
6. Subordinated capital		3,719	2,956	25.8	3,110
7. Minority interests		2,945	1,259	> 100.0	1,303
8. Equity		1,726	1,904	(9.3)	1,965
Total liabilities and equity		**117,684**	**86,033**	**36.8**	**88,508**

[1] Since the coming into effect of the cross-guarantee system, the assets of the insurance activities are allocated largely to financial investments.

Erste Bank Group Income Statement as of 31 March 2002[1]

in EUR million	Notes	Jan–March 2002	Jan–March 2001	Change in %	Core Group Jan–March 2002
1. Interest and similar income		1,424.2	1,228.6	15.9	1,048.4
2. Interest and similar expenses		(839.4)	(916.0)	(8.4)	(664.1)
I. Net interest income	**(10)**	**584.8**	**312.6**	**87.1**	**384.3**
3. Risk provisions for loans and advances	(11)	(89.1)	(48.1)	85.2	(56.7)
4. Fee and commission income		277.5	176.1	57.6	203.5
5. Fee and commission expenses		(33.5)	(39.9)	(16.0)	(33.6)
Net commission income	*(12)*	*244.0*	*136.2*	*79.1*	*169.9*
6. Net trading result	(13)	50.9	33.1	53.8	43.7
7. General administrative expenses	(14)	(570.0)	(338.4)	68.4	(393.9)
8. Income from insurance business	(15)	8.1	–	–	–
9. Other operating results	(16)	(55.8)	(3.1)	> 100.0	(26.3)
10. Extraordinary result		–	–	–	–
II. Pre-tax profit for the period		**172.9**	**92.3**	**87.3**	**121.0**
11. Taxes on income		(46.0)	(21.2)	> 100.0	(27.8)
III. Profit for the period		**126.9**	**71.1**	**78.5**	**93.2**
12. Minority interests		(61.0)	(16.9)	> 100.0	(32.7)
IV. Net profit after minority interests		**65.9**	**54.2**	**21.6**	**60.5**

[1] Since the coming into effect of the cross-guarantee system, income from insurance business is reported as a separate item.

Earnings per share

Earnings per share are calculated by dividing net profit after minority interests by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum dilution effect possible in the event that the average number of shares has increased or will increase as a result of the issued subscription and conversion rights.

in EUR	Jan–March 2002	Jan–March 2001	Change in %
Earnings per share	1.31	1.08	21.6

The diluted earnings per share for the period under review are identical with the above figures.

Statement of Changes in Equity

in EUR million	Jan–March 2002	Jan–March 2001	Change in %
Equity as of 31 December	**1,904**	**1,856**	**2.6**
Erste Bank shares	(218)	0	–
Other changes (2001: Initial application of IAS 39)	(25)	(127)	(80.3)
Equity at beginning of period	**1,661**	**1,729**	**(3.9)**
Translation differences	17	5	> 100.0
Net profit after minority interests	66	54	21.6
Dividends	0	0	–
Revaluation under IAS 39	(15)	0	–
Other changes	(3)	5	> (100.0)
Equity at end of period	**1,726**	**1,793**	**(3.7)**

Cash Flow Statement

in EUR million	Jan–March 2002	Jan–March 2001	Change in %
Cash and cash equivalents at beginning of period	**2,573**	**1,146**	**> 100.0**
Inflow from cross-guarantee system	464	–	–
Cash flows from operating activities	(343)	1,324	> (100.0)
Cash flows from investing activities	(424)	(1,228)	(65.5)
Cash flows from financing activities	118	339	(65.2)
Effect of changes in exchange rates	12	(1)	> 100.0
Cash and cash equivalents at end of period	**2,400**	**1,580**	**51.9**

Excerpt from the Notes to the Financial Statements for the first quarter of 2002[1]

The consolidated financial statements of the Erste Bank Group were prepared in accordance with the International Accounting Standards (IAS) as interpreted by the Standing Interpretations Committee (SIC). This interim report for the first quarter of 2002 complies with IAS 34 (Interim Financial Reporting). In the reporting period no changes arose in accounting policies and measurement methods compared to the previous year.

Major business events in the reporting period

By the end of 2001 almost all Austrian savings banks joined the cross-guarantee system. The associated agreements to provide mutual support came into effect on 1 January 2002. As of that date, Erste Bank is required to incorporate all members of the cross-guarantee system in its own consolidated financial statements prepared in accordance with IAS. This produces significant changes in nearly all figures compared to last year's base date or base period.

As the cross-guarantee system was in effect during the first quarter, several companies that were previously consolidated at equity are now entirely included in the Erste Bank Group results. Notably, this involves the full consolidation of Sparkassen Versicherung AG, a unit majority-owned by Erste Bank and the savings banks. Its results are presented separately in the income statement and are broken down in Note 15.

For ease of comparison of significant items with last year's figures, the results are also shown excluding the savings banks consolidated under the cross-guarantee system. This circle of consolidated units without the cross-guarantee effects are now referred to as the "Core Group". It comprises primarily those entities which were already included in the consolidated financial statements of Erste Bank as of 31 December 2001.

Another factor relevant to the earnings performance of the Core Group is that, given the acquisition of Tiroler Sparkasse with effect from 28 December 2001, the first-quarter 2002 figures now include the profit contribution of Tiroler Sparkasse.

Events after the balance sheet date

On 29 April 2002 Erste Bank signed a purchase agreement with Croatian privatisation agency DAB to acquire 85.02% of Riječka banka d.d. The expected purchase price will not exceed EUR 55 million. In addition, Erste Bank has agreed to carry out a capital increase in the amount of EUR 80 million and to provide supplementary capital in the amount of EUR 20 million. Riječka banka will be incorporated in the consolidated financial statements of Erste Bank on closing of the purchase.

All amounts are stated in millions of euro unless specified otherwise.

[1] You can obtain the full-length English Notes to the Consolidated Financial Statements from our website or order a printed version (see page 23).

Segment reporting

Implementation of the cross-guarantee system has necessitated some changes to the reporting of the divisional results. With effect from 2002, the savings banks in the cross-guarantee system are shown as a separate division, regardless of Erste Bank's stake in those banks. Refinancing costs and goodwill write-offs for Česká spořitelna, which were previously included in the Corporate Centre segment, are now also distributed. It is planned to allocate contributions from Slovenská sporiteľňa across the various relevant segments later this year. A new line item, "income from insurance business", has been introduced for this area of activity. The divisional results now also include taxes and minority interests, so that the segmentation now extends to the net profit after minority interests level. The latter has also been adjusted for the prior year.

Savings banks are shown as a separate segment for the first time, and this includes all the savings banks involved in the cross-guarantee system. The result for the prior-year period includes only those savings banks in which Erste Bank held a stake. For the first quarter of 2002, the segment had a cost-income ratio of 68.9% and a return on equity, based on net profit after minority interests, of 1.2%. When assessing this result it is important to note that this includes both the refinancing costs and goodwill write-offs for the savings banks in which Erste Bank holds a stake. These reduce the profit by a total of EUR 10.1 million.

The Retail and Real Estate segment recorded an approximately threefold increase in earnings, in terms of both pre-tax and net profit after minority interests. The cost-income ratio was reduced from 85.1% to 75.5%, while ROE was raised from 3.7% to 11.1%. This improvement was mainly attributable to the increased contribution from Central European subsidiaries. On the pre-tax profit level, Česká spořitelna's contribution grew from EUR 8.0 million to EUR 41.8 million, while the contribution to net profit after minority interests increased from EUR 0.6 million to EUR 11.7 million. Earnings excluding Česká spořitelna were weighed down by significantly increased risk provisions (EUR 23.8 million as against EUR 17.1 million for the prior-year quarter), resulting in a reduced net profit after minority interests of EUR 2.3 million.

The Large Corporate Clients segment now includes Immorent Group as a result of the cross-guarantee system. Net profit after minority interests rose from EUR 20.3 million to EUR 29.2 million. The cost-income ratio improved from 44.6% to 35.6%, while ROE rose to 16.3%, compared with 11.9% for the prior year period. Česká spořitelna's contribution to pre-tax profit improved sharply, to EUR 3.8 million (against EUR –9.0 million in the prior year period).

The Trading and Investment Banking segment recorded a significant fall in earnings, mainly due to valuation losses on securities held in the portfolio available for sale. (Česká spořitelna's contribution to this segment is minimal). The cost-income ratio fell from 56.2% to 50.0%, while ROE dropped from 27.2% to 18.6%.

The Asset Gathering segment includes the results of the insurance company Sparkassen Versicherung AG on the basis of the cross-guarantee system, with the results shown under the line item "income from insurance business". Even without Sparkassen Versicherung AG, the segment has recorded a modest increase in pre-tax profit (from EUR 13.2 million to EUR 14.8 million), while the cost-income ratio fell from 45.5% to 34.6%. The earnings contribution made by Erste-Sparinvest (EUR 6.7 million) is approximately the same as for the previous year.

in EUR million	Savings banks Q1/2002	Savings banks Q1/2001	Retail and Real Estate Q1/2002	Retail and Real Estate Q1/2001	Large Corp. Customers Q1/2002	Large Corp. Customers Q1/2001	Trading and IB Q1/2002
Net interest income	219.4	14.6	216.3	178.9	85.8	64.9	28.0
Risk provisions for loans and advances	(41.2)	(3.6)	(24.6)	(25.1)	(24.9)	(15.6)	0.0
Net commission income	90.2	11.1	73.9	67.0	30.7	16.1	7.7
Net trading result	6.8	0.1	5.1	6.9	1.2	0.7	31.8
General administrative expenses	(218.1)	(21.4)	(223.5)	(215.0)	(41.9)	(36.4)	(33.7)
Income from insurance business	0.0	0.0	0.7	0.0	0.0	0.0	0.0
Other operating results	(28.6)	(1.4)	(2.8)	1.7	(1.2)	(3.2)	(17.9)
Pre-tax profit	**28.5**	**(0.6)**	**45.1**	**14.4**	**49.8**	**26.5**	**15.9**
Taxes on income	(7.4)	0.1	(15.0)	(3.4)	(9.7)	(5.7)	(3.3)
Minority interests	(20.6)	0.0	(16.1)	(5.7)	(10.9)	(0.5)	(1.8)
Net profit after minority interests	**0.5**	**(0.5)**	**14.0**	**5.3**	**29.2**	**20.3**	**10.8**
Average risk-weighted assets	3,620.7	2,084.0	11,310.6	11,133.3	16,055.1	13,384.7	5,193.4
Average attributed equity	161.1	106.2	504.9	567.2	715.0	681.9	230.7
Cost-income ratio	68.9%	82.9%	75.5%	85.1%	35.6%	44.6%	50.0%
ROE based on net profit after minority interests	1.2%	(1.9%)	11.1%	3.7%	16.3%	11.9%	18.6%
Contribution from Česká spořitelna (based on pre-tax profit)			**41.8**	**8.0**	**3.8**	**(9.0)**	**1.9**
Contribution from Česká spořitelna (based on net profit after minority interests)			**11.7**	**0.6**	**(0.8)**	**(6.7)**	**(1.3)**

In the past the amortisation of goodwill and funding expenses for Česká spořitelna were shown under the Corporate Centre segment. Beginning this quarter, these items (current amounts: amortisation of goodwill of EUR 3.7 million, funding costs of EUR 5.1 million), weighted by attributed equity, are partitioned among the respective segments.

Corporate Centre recorded a EUR 3.6 million increase in earnings quarter-on-quarter, in terms of both pre-tax profit and net profit after minority interests. Current valuations of strategic investments have been the major factor supporting this segment, while the internet business ecetra continues to depress earnings.

At the pre-tax profit level, Slovenská sporiteľňa, which will be shown as a separate segment until further notice, is almost unchanged compared with the prior-year period. Higher interest and commission income was offset by higher administrative costs and other operating expenses.

Trading and IB Q1/2001	Asset Gathering Q1/2002	Asset Gathering Q1/2001	Corporate Centre Q1/2002	Corporate Centre Q1/2001	Slovenská sporiteľňa Q1/2002	Slovenská sporiteľňa Q1/2001	Total Q1/2002	Total Q1/2001
18.8	0.1	0.4	(2.1)	4.8	37.3	30.3	584.8	312.6
0.0	0.0	0.0	0.0	0.0	1.6	(3.8)	(89.1)	(48.1)
5.4	25.1	23.7	7.2	6.4	9.2	6.5	244.0	136.2
23.3	0.0	0.0	3.4	(4.1)	2.7	6.2	50.9	33.0
(26.7)	(11.3)	(11.0)	(11.8)	(4.9)	(29.8)	(23.0)	(570.0)	(338.3)
0.0	7.4	0.0	0.0	0.0	0.0	0.0	8.1	0.0
9.6	0.9	0.0	1.6	(7.4)	(7.8)	(2.5)	(55.8)	(3.1)
30.4	**22.2**	**13.2**	**(1.7)**	**(5.2)**	**13.2**	**13.7**	**172.9**	**92.3**
(6.4)	(4.9)	(2.6)	0.2	0.8	(5.9)	(4.0)	(46.0)	(21.2)
(2.1)	(2.3)	(0.8)	(5.4)	(6.1)	(3.9)	(1.7)	(61.0)	(16.9)
21.9	**15.0**	**9.7**	**(6.9)**	**(10.5)**	**3.5**	**8.0**	**65.9**	**54.2**
6,307.1	12.7	4.9	421.2	219.9	1,199.0	1,033.7	37,812.7	34,167.6
321.4	0.6	0.2	19.5	11.1	53.1	52.7	1,684.9	1,740.7
56.2%	34.6%	45.5%	> 100.0%	68.9%	60.6%	53.5%	64.2%	70.2%
27.2%	> 100.0%	> 100.0%	> (100.0%)	> (100.0%)	26.0%	61.0%	15.7%	12.5%
2.3	**0.0**	**0.0**	**0.0**	**4.2**	**0.0**	**0.0**	**47.5**	**5.4**
(0.8)	**0.0**	**0.0**	**0.0**	**1.6**	**0.0**	**0.0**	**9.6**	**(5.4)**

Development in Erste Bank Group's qualifying capital under the Austrian Banking Act

in EUR million	31 March 2002	31 Dec 2001	31 March 2001
Subscribed capital (less shares held in own portfolio)	366	366	366
Reserves and minority interests	2,399	2,265	1,965
Intangible fixed assets	(300)	(294)	(194)
Core capital (Tier 1)	**2,465**	**2,337**	**2,137**
Eligible subordinated liabilities	1,970	1,902	1,677
Revaluation reserve	90	90	85
Qualifying supplementary capital (Tier 2)	**2,060**	**1,992**	**1,762**
Short-term subordinated capital (Tier 3)	**261**	**264**	**462**
Total qualifying capital	**4,786**	**4,593**	**4,361**
Deductions under Section 23 (13) and Section 29 (1–2) Austrian Banking Act	(286)	(285)	(278)
Total eligible qualifying capital	**4,500**	**4,308**	**4,083**
Capital requirement	3,280	3,288	3,110
Surplus capital	1,220	1,020	973
Cover ratio	**137.2%**	**131.0%**	**131.3%**
Tier 1 ratio	**6.5%**	**6.2%**	**6.5%**
Solvency ratio	**11.2%**	**10.7%**	**10.9%**
Risk-weighted basis under Section 22 Austrian Banking Act	37,735	37,803	33,099
Thereof 8% minimum capital requirement	3,019	3,024	2,648
Capital requirement for the open foreign exchange position under Section 26 Austrian Banking Act	5	4	71
Capital requirement for the trading book under Section 22b (1) Austrian Banking Act	256	260	391
Total capital requirement	**3,280**	**3,288**	**3,110**

Current Austrian banking law stipulates that the consolidation of equity capital of savings banks involved in the cross-guarantee system cannot benefit Erste Bank's total capital or tier 1 capital. Therefore above qualifying capital and tier 1 ratio refer to the Core Group only. A tier 1 ratio calculated on the basis of the cross-guarantee system would, going forward, represent an improvement of 50–60 basis points.

Performance of Erste Bank share to 30 April 2002

Erste Bank share price performance compared to DJ Euro Stoxx Bank and ATX


145
140
135
130
125
120
115
110
105
100
95
90
85
1/1/2002
30/4/2002
Erste Bank
DJ Euro Stoxx Bank
ATX

Key figures for Erste Bank share

Share price as of 30 April 2002	EUR 83.00
High for 2002 to date (30 April 2002)	EUR 83.00
Low for 2002 to date (14 Jan 2002)	EUR 54.48
Price-earnings ratio as of 30 April 2002[1]	16.0
Trading volume to 30 April 2002	EUR 690.6 million
Market capitalisation as of 30 April 2002	EUR 4.2 billion

[1] Based on earnings per share of EUR 5.2 (IBES consensus estimate for 2002)

The Erste Bank share soared in a fireworks of performance in April 2002, after already climbing 19.5% to EUR 71.34 in the first three months of the year. This advance continued unbroken and the Erste Bank share gained another 16.3% by 30 April 2002, bringing the share price to EUR 83. The driving factors are results for the 2001 financial year that beat expectations, and the subsequent positive research published by analysts. The eager sentiment for Erste Bank received additional impetus when Erste Bank was invited to exclusive negotiations to buy Croatia's Riječka banka d.d. and ultimately won the deal.

The growing interest from international institutional investors in the growth potential of the Central European region is also a critical factor in the share's impressive performance.

In 2002 to date, the investment of Erste Bank's shareholders has risen by 39.0% in value – on top of the gain of more than 24% in 2001. This makes the Erste Bank share one of the best-performing European issues traded on stock exchanges.

- The research updates published in the first quarter of 2002 by investment banks raised the target prices for the Erste Bank share – although the share had already gained more than 24% in the previous calendar year and rose by almost another 40% in 2002. The analysts cited primarily the full-year results presented for 2001 and the profit expectations for this fiscal year.

- In April 2002 DIE ERSTE Anteilsverwaltungssparkasse (AVS), the principal shareholder of Erste Bank, presented a purchase offer to the minority shareholders of Česká spořitelna, a.s., the largest retail bank in the Czech Republic. As required by the applicable Czech regulations, AVS acted in concert with Erste Bank, which had already acquired the majority (52.06%) of the equity of Česká spořitelna, a.s. at the beginning of 2000. By 30 April 2002, 13.4% of the voting capital was transferred to AVS.

- Repeating a popular event that was first staged in 2000 for Erste Bank's public offering and at the presentation of the annual report for the same year, Erste Bank held another public Internet chat with CEO Andreas Treichl. This gave investors and other interested parties the opportunity to meet the chief executive officer outside the annual general meeting. The number of participants in the session again increased strongly and the encouraging feedback received confirms the acumen of Erste Bank's decision to use the latest communications tools.

Important dates for shareholders

20 August 2002[1]	Publication of interim results 2002
19 November 2002[1]	Publication of third-quarter results 2002

[1] preliminary schedule

This printed report is a condensed version. You can obtain the full-length English report with detailed information (Notes) on the balance sheet and income statement of Erste Bank Group as well as the segment-by-segment information for the Core Group from the website of Erste Bank at www.erstebank.at by clicking on "Investor Relations", then on "English". Printed versions may also be ordered directly from Investor Relations, phone: +43 (0) 50 100-11282.

Analyses of Erste Bank are regularly prepared by the following investment banks

- CA IB Investmentbank AG
- Deutsche Bank AG
- Dresdner Kleinwort Wasserstein
- Fortis Bank
- Fox-Pitt, Kelton
- JP Morgan
- Lehman Brothers
- Raiffeisen Centrobank AG
- Schroder-Salomon Smith Barney
- UBS Warburg

Imprint:
Owned and published by Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna.
Consultancy and design: Scholdan & Company.



Investor Relations

Erste Bank, Graben 21, A-1010 Vienna

Fax:	+43 (0) 50 100-13112
E-mail:	investor.relations@erstebank.at
Internet:	www.erstebank.at/ir
Ticker symbols:	
Reuters:	ERST.VI
Bloomberg:	DESC AV
Datastream:	O:ERS
Securities ID:	065201
GDR CUSIP code:	296 036 106

Gabriele Semmelrock-Werzer

Phone: +43 (0) 50 100-11286

E-mail: gabriele.werzer@erstebank.at

Thomas Schmee

Phone: +43 (0) 50 100-17326

E-mail: thomas.schmee@erstebank.at

Q1 2002 English/18/9014-05/02